19
12/22

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SEC MAIL PROCESSING SECTION
RECEIVED
NOV 2 7 2006
WASH, D.C.
190

SECURITIES AND EXCHANGE COMMISSION

06050315

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38813

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2005 (MM/DD/YY) AND ENDING September 30, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Professional Asset Management, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

36700 Woodward Avenue, Suite 200
(No. and Street)

Bloomfield Hills (City) MI (State) 48304-0930 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joan E. Flam 248-433-2800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William I. Minoletti & Co., P.C.
(Name – *if individual, state last, first, middle name*)

30435 Groesbeck Highway (Address) Roseville (City) MI (State) 48066 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 2 6 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Peter C. Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Professional Asset Management, Inc., as of September 30, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

JOAN E. FLAM
Notary Public, Macomb County, MI
Acting in Oakland Co., MI
My Commission Expires 10/27/2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PROFESSIONAL ASSET MANAGEMENT, INC.

FINANCIAL STATEMENTS

and

SUPPORTING SCHEDULES PURSUANT TO RULE 17a-5 OF THE

SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED SEPTEMBER 30, 2006

with

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

PROFESSIONAL ASSET MANAGEMENT, INC.
TABLE OF CONTENTS

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970
E-MAIL: minoletti@ameritech.net

INDEPENDENT AUDITOR'S REPORT

To The Stockholders of Professional Asset Management, Inc.
Bloomfield Hills, Michigan

We have audited the accompanying balance sheets of Professional Asset Management, Inc. as of September 30, 2006 and 2005 and the related statements of stockholders' equity, income, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Professional Asset Management, Inc. as of September 30, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules on pages 8 to 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William I. Minoletti & Co. P.C.

November 13, 2006

PROFESSIONAL ASSET MANAGEMENT, INC.
BALANCE SHEETS
September 30, 2006 And 2005

ASSETS

	2006	2005
Cash and cash equivalents	$208,560	$192,684
Securities owned - money market funds	35,943	34,520
Accounts receivable:		
Brokers, dealers and clearing organization	7,767	7,716
Deposit - clearing organization	25,000	25,000
Other	703	14,409
Other assets:		
Prepaid insurance	24,897	-
Deposits	4,036	4,036
Prepaid taxes	1,608	-
	$308,514	$278,365

LIABILITIES AND STOCKHOLDERS' EQUITY

	2006	2005
Accounts payable:		
Commissions	$ 4,547	$ 658
Accrued expenses	34,768	34,814
Federal Income Tax	-	857
Single Business Tax	-	168
Total liabilities	39,315	36,497
Stockholders' equity:		
Common stock, par value $0.10 per share; 50,000 shares authorized; 1,530 shares issued	153	153
Capital in excess of par value	17,974	17,974
Retained earnings	251,072	223,741
Total stockholders' equity	269,199	241,868
	$308,514	$278,365

See accompanying notes.

PROFESSIONAL ASSET MANAGEMENT, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
For The Years Ended September 30, 2006 And 2005

	Common Stock	Capital In Excess Of Par Value	Retained Earnings	Total Stockkholders' Equity
Balance, September 30, 2004	$ 153	$ 17,974	$190,936	$209,063
Net income for the year ended September 30, 2005	-	-	32,805	32,805
Balance, September 30, 2005	153	17,974	223,741	241,868
Net income for the year ended September 30, 2006	-	-	27,331	27,331
Balance, September 30, 2006	$ 153	$ 17,974	$251,072	$269,199

See accompanying notes.

PROFESSIONAL ASSET MANAGEMENT, INC.
STATEMENTS OF INCOME
For The Years Ended September 30, 2006 And 2005

	2006	2005
Income:		
Commissions and fees	$1,852,920	$1,344,086
Interest income	8,086	3,740
Total income	1,861,006	1,347,826
Commissions and clearing charges:		
Commissions paid	1,603,732	1,094,248
Clearing charges	64,154	43,645
Total commissions and clearing charges	1,667,886	1,137,893
Gross profit from operations	193,120	209,933
Selling, general and administrative expenses	160,439	170,574
Income before provision for taxes	32,681	39,359
Provision for taxes:		
Federal income tax	4,800	5,806
Michigan Single business tax	550	748
Total provision for taxes	5,350	6,554
Net income	$ 27,331	$ 32,805

See accompanying notes.

PROFESSIONAL ASSET MANAGEMENT, INC.
STATEMENTS OF CASH FLOWS
For The Years Ended September 30, 2006 And 2005

	2006	2005
Increase (decrease) in cash and cash equivalents:		
Cash flows from operating activities:		
Fees and commissions received	$1,865,994	$1,339,449
Interest received	8,086	3,740
Commissions paid	(1,598,444)	(1,095,861)
Clearing charges	(65,018)	(41,247)
Other selling, general and administrative expenses paid	(185,336)	(170,574)
Federal income taxes paid	(6,843)	(3,271)
Single business taxes paid	(1,140)	-
Net cash provided by operating activities	17,299	32,236
Cash and cash equivalents at beginning of year	227,204	194,968
Cash and cash equivalents at end of year	$ 244,503	$ 227,204
Reconciliation of net income to net cash provided by operating activities:		
Net income	$ 27,331	$ 32,805
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in:		
Accounts receivable	13,655	(3,754)
Prepaid insurance	(24,897)	-
Prepaid taxes	(1,608)	2,258
Increase (decrease) in:		
Accounts payable	3,889	(54)
Accrued expenses	(46)	(44)
Federal income taxes	(857)	857
Single business taxes	(168)	168
Total adjustments	(10,032)	(569)
Net cash provided by operating activities	$ 17,299	$ 32,236

Disclosure of accounting policy:
For purposes of the Statement of Cash Flows, the Company considers money market funds as cash equivalents.

See accompanying notes.

Note 1 - ORGANIZATION

Professional Asset Management, Inc. provides investment services as a registered broker-dealer with the National Association of Securities Dealers.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Securities transactions and the related commission revenues and expenses are recorded on a settlement date basis.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligation.

Note 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $50,000 of 1/15th of aggregate indebtedness, as defined.

At September 30, 2006, the Company's net capital was $237,236 and its required net capital was $50,000. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to1) was .21 to 1.

Note 4 - LEASE COMMITMENTS

The Company leases its facilities under an operating lease. Future minimum lease payments outstanding at September 30, 2006 are as follows:

Year ended September 30,	Amount
2007	49,328
2008	50,816
2009	34,560

For the years ended September 30, 2006 and 2005 the total lease expenses pursuant to the above operating lease amounted to $47,204 and $62,635, respectively, which is included in selling, general and administrative expenses in the attached Statement of Income.

SUPPORTING SCHEDULES

PROFESSIONAL ASSET MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL UNDER REULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
September 30, 2006

1.	Total ownership equity	$269,199
2.	Deduct ownership equity not allowable for net capital	-
3.	Total ownership equity qualified for net capital	269,199
4.	Add:	
	a. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
	b. Other deductions or allowable credits	-
5.	Total capital and allowable subordinated liabilities	269,199
6.	Deduction and/or charges:	
	a. Total non-allowable assets from Statement of Financial Condition	31,244
	d. Other deductions and/or charges	-
7.	Other additions and/or allowable credits	-
8.	Net capital before haircuts on securities positions	237,955
9.	Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1[f]):	
	c. Trading and investment securities: 4. Other securities	719
10.	Net capital	237,236
13.	Net capital requirement	50,000
14.	Excess net capital	$187,236

PROFESSIONAL ASSET MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
September 30, 2006
(Continued)

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total liabilities from balance sheet	$ 39,315
19. Total aggregate indebtedness liabilities	$ 49,669
20. Percentage of aggregate indebtedness to net capital	21%

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There are no differences between this computation of net capital and the corresponding computation prepared by Professional Asset Management, Inc. and included in the Company's unaudited Part IIA, FOCUS Report filing as of the same date.

PROFESSIONAL ASSET MANAGEMENT, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALER UNDER RULE 15c3-3
September 30, 2006

Professional Asset Management, Inc. is exempt from the Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3(k)(2)(ii), as a broker-dealer, "who, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer ...".

PROFESSIONAL ASSET MANAGEMENT, INC.

SUPPLEMENTAL REPORT ON INTERNAL ACCOUNTING CONTROL

PURSUANT TO RULE 17a-5 OF THE

SECURITIES AND EXCHANGE COMISSION

September 30, 2006

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970
E-MAIL: minoletti@ameritech.net

To The Stockholders
Professional Asset Management, Inc.

In planning and performing our audit of the financial statements of Professional Asset Management, Inc. for the year ended September 30, 2006, we considered its internal control, including control procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We reviewed the procedures for determining the compliance with the exemptive provisions of Rule 15c3-3 and determined that the Company was in compliance with the conditions of the exemption and no facts came to our attention that indicated that such provisions had not been complied with during the period. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William L. Mundlett & Co. P.C.

November 13, 2006